Exhibit 99.2

CONSENT TO BE NAMED AS A DIRECTOR NOMINEE

I consent to the use of my name as a nominee to the board of directors in the Registration Statement, including in the section “Management,” to be filed by Premier, Inc. on Form S-1 and the related Prospectus and any amendments or supplements thereto (and any subsequent Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and any and all amendments or supplements thereto).  I also consent to the filing of this consent as an exhibit to such Registration Statement and any amendment thereto.

Dated: September 10, 2013

/s/ Peter S. Fine
Name: Peter S. Fine